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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2016

Washington DC 404

SEC FILE NUMBER
8- 36769

*

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellfleet Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Cutter Mill Road, Suite 200
(No. and Street)

Great Neck	NY	11022-2142
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Zarin
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Sanders Goldberg Nikpour Cohen Sullivan Certified Public Accountants PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Zarin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellfleet Investments LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2-25-16

Notary Public

PATRICIA C. SANTOPIETRO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01SA5057156
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES MARCH 18, 20 18

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weffleet Investments LLC

Table of Contents
December 31, 2015


RSGNC&S
RAPHAEL
SANDERS
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Wellfleet Investments LLC

We have audited the accompanying statement of financial condition of Wellfleet Investments LLC (a New York corporation) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Wellfleet Investments LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Wellfleet Investments LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 26, 2016

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Wellfleet Investments LLC
Statement of Financial Condition
As of December 31, 2015

ASSETS

Assets		
Cash and cash equivalents	$	109,637
Accounts Receivable		20,872
Other Investments		45,829
Total Assets	$	176,338

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued Liabilities	$	3,161
Total Current Liabilities		3,161
Member's Equity		173,177
Total Liabilities and Member's Equity	$	176,338

See accompanying notes to financial statements.

CONFIDENTIAL

Wellfleet Investments LLC
Notes to Financial Statements
December 31, 2015

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Business

Wellfleet Investments LLC is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA), the Company's primary regulator. Customer accounts are maintained by, and securities transactions are cleared, through another introducing broker/dealer on a fully disclosed basis, Pershing LLC, a Bank of New York Mellon Company. Michael S. Zarin, the President of the Company, is the sole member of the Company.

The Company is exposed to losses if customers do not satisfy their responsibilities for their trades. The Company seeks to control these risks by monitoring the activities of these customers. Open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2015, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

The financial statements include only the assets, liabilities, and activities directly related to the investment banking business known as Wellfleet Investments LLC. All other personal assets and liabilities of Michael S. Zarin, including personal income taxes arising from income of the business, are excluded from the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Wellfleet Investments LLC
Notes to Financial Statements
December 31, 2015

Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months when purchased, to be cash equivalents. As of December 31, 2015, the Company's cash and cash equivalents were deposited in two financial institutions.

Revenue Recognition

Commission income and securities transactions are recorded on a trade date basis. Revenue from the sale of investment company shares includes 12b 1 fees and mutual fund commissions, which are recognized as earned.

Income Taxes

Management has analyzed the tax positions taken and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Note 2 - Revenue

The Company's revenues consist of fees received for: investment management and business advisory activities, acting as a finder of capital, commissions on institutional and retail brokerage accounts and mutual funds, and investment income. (See Note 1)

Note 2 - Revenue (continued)

The amounts totaling $45,826 carried as Other Investments in the Financial Condition consist of funds advanced for 2 entities related to a private placement in which the company participated. There is no assurance that these amounts will result in any revenue to the company.

Note 3 - Pension Plan

The Company established a pension plan effective January 1, 2000 for all eligible employees that replaced a prior pension plan. Contributions to the Plan are at the discretion of the Plan's trustees; the pension contribution for the year ended December 31, 2015 was $4,335.50. The plan was terminated in 2015.

Note 4 - Property and Equipment

The total cost of newly acquired assets generally is charged against current operations when permissible pursuant to an alternative method allowable under the Internal Revenue Code for charging depreciation of assets on the owner's income tax return. When that method is not utilized, property and equipment are stated at cost. In that case, depreciation is computed and charged against operations using the method that best reflects the asset's useful life. Any differences between depreciation for financial statement and income tax purposes are not material. Expenditures for maintenance and repairs are charged against operations.

Note 5 - Net Capital Requirement

Pursuant to the Uniform Net Capital Rule, Rule 15c3-1, of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of not less than $5,000. The firm is also required to maintain (120%) of its minimum net

capital requirement in accordance with SEC Rule 17a-11. At December 31, 2015, the Company had net capital and minimum net capital requirements of $106,476 and $5,000, respectively. The Company had excess net capital of $101,476; aggregate indebtedness was $3,161. The Company's net capital ratio was 0.297 to 1 of aggregate indebtedness to net capital.

Note 6 - Company History

Wellfleet Investments LLC was established in 1986 as Michael S. Zarin d/b/a Wellfleet Capital Company, subsequently d/b/a Wellfleet Capital & Investment Management Company, prior to the change in 1998 to its present name and status. The Company was approved in 1998 as a broker/dealer with a minimum net capital of $5,000, after having been a broker/dealer with a minimum net capital of $100,000, and, originally a broker/dealer with a minimum net capital of $5,000.

Note 7 - Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions. Accounts at each banking institution are insured by the Federal Deposit Insurance Corporation. Cash balances in brokerage accounts are insured by the Securities Investors Protection Corporation and by excess insurance. At certain times during the year, balances may exceed insured amounts. As of December 31, 2015, the Company had no uninsured cash balances.

Note 8 - Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Note 9 - Commitments and Contingencies

The Company leases office space on a month-to-month basis. Terms of the lease require the company to pay a monthly rental of $2,060. Total office lease expenses for 2015 are $24,792.

Note 10 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements.

ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels

of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

For assets and liabilities measured at fair value at the reporting date SFAS ASC 820 requires qualitative disclosures about the fair market value measurements of each class of assets at the reporting period. The following table summarizes period activity related to Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Note 10 - Fair Value (continued)

Fair Value Measurements Using Significant Unobservable Inputs - Level 3

	Closely Held Investments	Closely Held Private Debt	Total
Beginning Balance	$ 30,000.00	$15,829.00	$ 45,829.00
Transfers into Level 3 (a)	0.00	0.00	0.00
Transfers out of Level 3 (a)	0.00	0.00	0.00
Total gains or losses	0.00	0.00	0.00
Ending Balance	$ 30,000.00	$15,829.00	$ 45,829.00

(a) The company's policy is to recognize transfer in and out of such categories as of the actual date of the event or change in circumstance that caused the transfer.

Note 11 - Recent Regulatory Developments

In July 2015, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2015, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2015, if a

Wellfleet Investments LLC
Notes to Financial Statements
December 31, 2015

broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption to pose a significant issue.

Note 12 - Subsequent Events

These financial statements were approved by management and available for issuance on February 24, 2016. Subsequent events have been evaluated through that date.